Exhibit 99.1

FRONTEO, Inc. Reports Unaudited Third Quarter Fiscal Year 2017 Financial Results

TOKYO, Feb. 14, 2017 (GLOBE NEWSWIRE) — FRONTEO, Inc. (NASDAQ:FTEO) (TSE:2158) (“FRONTEO” or the “Company”), a leading provider of international litigation support and big-data analysis services, announced today its unaudited financial results for the third quarter fiscal year 2017 ended December 31, 2016 (the “third quarter 2017”). All figures are prepared in accordance with the generally accepted accounting principles of Japan (“Japanese GAAP”).

“In the third quarter of 2017, our business continued to experience sound development,” stated FRONTEO’s Chairman and Chief Executive Officer Masahiro Morimoto. “We are glad to report record-high monthly revenue in December 2016, primarily attributable to our highly effective strategy to increase operational efficiency and reduce operating costs in our three U.S. subsidiaries, which enabled us to accelerate operating activities and significantly increase the number of new projects obtained.

In our healthcare business, we witnessed completion of the beta version of the Prediction of Patient Fall System which we co-developed with NTT Medical Center Tokyo using our artificial intelligence (“AI”) engine “KIBIT”. This represents a big step forward towards its implementation at a number of medical facilities, and we believe it will further underpin our market leading position in accelerating the utilization of AI among Japanese enterprises and organizations. Additionally, we are pleased with solid progress in the development of Cancer Precision Medicine that are jointly researching with the Japanese Foundation for Cancer Research (JFCR).

Going forward, we will continue to invest in our AI technology to expand our capabilities in the legal field, healthcare, digital marketing and beyond. We strive to be a cutting-edge AI provider for our customers, and hope that in doing so, all of society will benefit in the future.”

Third Quarter 2017 Financial Results

SALES: Net sales for the third quarter 2017 came in at JPY3,011 million (US$25.8 million), compared to JPY3,179 million in the prior year period.

GROSS PROFIT: For the third quarter 2017, gross profit was JPY1,219 million (US$10.4 million), compared to JPY1,506 million in the prior year period. Gross margin was 40.5% in the third quarter 2017 compared with 47.4% in the prior year period.

OPERATING EXPENSES AND INCOME (LOSS): Total operating expenses for the third quarter 2017 were JPY1,372 million (US$11.8 million), compared to JPY1,393 million in the prior year period. Operating loss for the third quarter 2017 was JPY153 million (US$1.3 million), as compared to an operating profit of JPY113 million in the prior year period.

NET INCOME (LOSS): Net loss for the third quarter 2017 was JPY412 million (US$3.5 million) as compared to a net income of JPY39 million in the prior year period.

EARNINGS (LOSS) PER SHARE: Net loss per ordinary share (basic) for the third quarter 2017 was JPY25.88 (US$0.22), compared to a net loss per ordinary share (basic) of JPY2.85 in the prior year period.

As of December 31, 2016, the Company had a total of 36,748,735 ordinary shares outstanding, or the equivalent of 18,374,368 ADSs. Each ADS represented two shares of the Company’s common stock.

BALANCE SHEET: As of December 31, 2016, the Company’s cash and deposits were JPY 4,323 million (US$37.0 million).

Financial Outlook

Based on information available as of February 14, 2017, for the fiscal year ending March 31, 2017, the Company expects its sales to be approximately JPY11,800 million (US$107.3 million), representing year-over-year growth of approximately 11.8%; operating loss to be approximately JPY850 million (US$7.7 million), ordinary loss to be approximately JPY860 million yen, and net loss attributable to owners of the parent to be approximately JPY700 million yen. These forecasts reflect the Company’s current and preliminary view, which is subject to change.

(Note) The above forecast for fiscal year 2017 is based on the exchange rate assumption of 1US$=JPY110.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Exchange Rate

This announcement contains translations of certain JPY amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from JPY to US$ were made at the rate of JPY116.78 to US$1.00, the noon buying rate in effect on December 31, 2016 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the JPY or US$ amounts referred could be converted into US$ or JPY, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About FRONTEO, Inc.

FRONTEO, Inc. (“FRONTEO”) (Nasdaq:FTEO) (TSE:2158) supports the analysis of big data based on behavior informatics by utilizing its technology, “KIBIT”. FRONTEO’s KIBIT technology is driven by FRONTEO AI based on knowledge acquired through its litigation support services. KIBIT incorporates experts’ tacit knowledge, including their experiences and intuitions, and utilizes that knowledge for big data analysis. FRONTEO continues to expand its business operations by applying KIBIT to new fields such as healthcare and marketing. FRONTEO was founded in 2003 as a provider of eDiscovery and international litigation support services. These services include the preservation, investigation and analysis of evidence materials contained in electronic data, and computer forensic investigation. FRONTEO provides eDiscovery and litigation support by making full use of its data analysis platform, “Lit i View®”, and its Predictive Coding technology adapted to Asian languages. The company name was changed from UBIC, Inc. to FRONTEO, Inc. as of July 1, 2016.

For more information about FRONTEO, contact usinfo@fronteo.com or visit http://www.fronteo.com/global/

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that FRONTEO expects to manage this year and the potential uses for FRONTEO’s new service in intellectual property-related litigation, contain forward-looking statements. FRONTEO may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about FRONTEO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FRONTEO’s goals and strategies; FRONTEO expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, FRONTEO’s services; FRONTEO’s expectations regarding keeping and strengthening its relationships with customers; FRONTEO’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where FRONTEO provides solutions and services.  Further information regarding these and other risks is included in FRONTEO’s reports filed with, or furnished to the Securities and Exchange Commission. FRONTEO does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and FRONTEO undertakes no duty to update such information, except as required under applicable law.

CONTACT:

FRONTEO Global PR

FRONTEO USA, Inc.

Tel: (212) 924-8242

global_pr@fronteo.com

Source: FRONTEO, Inc.